UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 9)

                            Publix Super Markets, Inc.
                            --------------------------
                                 (Name of Issuer)

                     Common Stock, Par Value $1.00 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                       None
                                   ------------
                                  (CUSIP Number)

                                 December 31, 2004
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   |_|  Rule 13d-1(b)

   |_|  Rule 13d-1(c)

   |X|  Rule 13d-1(d)


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.






                                Page 1 of 4 Pages

                                  SCHEDULE 13G
CUSIP No.    None                                           Page 2 of 4 Pages
             ----                                               --   --



1     Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

      Nancy E. Jenkins

2     Check the Appropriate Box if a Member of a Group

                                                            (a)  _____

                                                            (b)  _____

3     SEC Use Only




4     Citizenship or Place of Organization

      United States


Number of
Shares                5  Sole Voting Power              9,427,558
Beneficially
Owned By              6  Shared Voting Power              121,951
Each
Reporting             7  Sole Dispositive Power         9,427,558
Person
With:                 8  Shared Dispositive Power         121,951


9     Aggregate Amount Beneficially Owned by Each Reporting Person

      9,549,509


10    Check if the Aggregate Amount in Row (9) Excludes Certain Shares ____

      Not applicable.


11    Percent of Class Represented by Amount in Row (9)

      5.5%


12    Type of Reporting Person

      IN

                                  SCHEDULE 13G
CUSIP No.   None                                           Page 3 of 4 Pages
            ----                                               --   --

Item 1(a).  Name of Issuer:

            Publix Super Markets, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            3300 Publix Corporate Parkway, Lakeland, FL 33811

Item 2(a).  Name of Person Filing:

            Nancy E. Jenkins

Item 2(b).  Address of Principal Business Office or, if none, Residence:

            3300 Publix Corporate Parkway, Lakeland, FL 33811

Item 2(c).  Citizenship:

            United States

Item 2(d).  Title of Class of Securities:

            Common Stock, Par Value $1.00 Per Share

Item 2(e).  CUSIP Number:

            None

Item 3.     If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
            (c), check whether the person is a:

            None

Item 4.     Ownership
---------------------

            Information regarding ownership of common stock of the Company:

            (a)   Amount beneficially owned: 9,549,509

            (b)   Percent of class: 5.5%

            (c)   Number of shares as to which the person has:

                 (i)    Sole power to vote or to direct the vote:  9,427,558

                 (ii)   Shared power to vote or to direct the vote:  121,951

                 (iii)  Sole power to dispose or to direct the disposition of:
                        9,427,558

                 (iv) Shared power to dispose or to direct the disposition of: 121,951

                                  SCHEDULE 13G
CUSIP No.    None                                           Page 4 of 4 Pages
             ----                                               --   --

     As of December 31, 2004, Nancy E. Jenkins was the beneficial owner, as that term is defined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended, (the "Act") of a total of 9,549,509 shares of the Company's common stock, or approximately 5.5% of the total outstanding shares of the Company's common stock. Nancy E. Jenkins has sole voting and dispositive powers with respect to the 9,427,558 shares owned by the Nancy E. Jenkins Revocable Trust (the "Revocable Trust"), Nancy E. Jenkins as Trustee. Changes that have occurred in the shares of common stock held by the Revocable Trust since the filing of the eighth amendment to the initial statement are reflected on Schedule 1 attached hereto.



Item 5.  Ownership of Five Percent or Less of a Class
-----------------------------------------------------

     Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person
------------------------------------------------------------------------

     Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
-------------------------------------------------------------------------------
         Security Being Reported on By the Parent Holding Company or
         -----------------------------------------------------------
         Control Person
         --------------

     Not applicable.

Item 8.  Identification and Classification of Members of the Group
------------------------------------------------------------------

     Not applicable.

Item 9.  Notice of Dissolution of Group
---------------------------------------

     Not applicable.

Item 10. Certification
----------------------

     Not applicable.

                                  SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 11, 2005


                                    /s/ Nancy E. Jenkins
                                    --------------------
                                    Nancy E. Jenkins

                                   Schedule 1


                        Shares Owned by Nancy E. Jenkins



         Shares     Shares             Price
Date    Acquired   Disposed of    (if applicable)    Description of Transaction
----    --------   -----------    ---------------    --------------------------

Feb-04               435,000                         Distribution from Revocable
                                                     Trust

Mar-04               435,000                         Distribution from Revocable
                                                     Trust

Jun-04   450,000                                     Received distribution from
                                                     family trust

Jun-04               825,000                         Distribution from Revocable
                                                     Trust

Sep-04               905,000                         Distribution from Revocable
                                                     Trust

Oct-04               341,880                         Gift
         -------   ---------
         450,000   2,941,880
         =======   =========